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EX99.24 - PRESS RELEASE DATED MAR 18, 2005: MIV THERAPEUTICS COMPLETES
          ACQUISITION OF SAGAX, DEVELOPER OF ADVANCED STROKE PREVENTION
          TECHNOLOGY


VANCOUVER, British Columbia--March 18, 2005-- MIV Therapeutics, Inc. (MIVT:
OTCBB) a developer of next-generation biocompatible coatings and drug delivery technologies, announced today that it has executed an agreement to acquire SagaX Medical Technologies, Inc., a company developing a range of proprietary solutions that decrease likelihood of strokes and other frequently-occurring, serious complications that can result from cardiac procedures, as well as naturally occurring Cardioembolic Strokes.

SagaX, a privately held Delaware company, is developing a proprietary Aortic Embolic Protection Device (AEPD) and other related devices at its research and development center in Herzliya, Israel. The AEPD filters the blood in the aorta
- one of the main arteries directing blood to the brain -- capturing embolic particles which originate in the heart and are released during heart surgery and other invasive cardiology procedures. This filtration prevents the embolic particles from traveling upstream in the direction of the patient's brain. If emboli reach the brain, they can cut off blood flow, triggering strokes. Emboli are one of the chief causes of strokes.

"With the addition of SagaX, MIV Therapeutics will be favorably poised to enter the growing and lucrative field of endovascular interventional products, a critical area of medical procedures that includes advanced neuro-interventional clinical applications," said Alan Lindsay, Chairman, President and CEO of MIVT. "The biomedical technology, intellectual property and human expertise we're acquiring with SagaX may provide significant improvements in the health of patients undergoing many types of cardiac procedures and surgeries. These solutions are a powerful complement to our pioneering work to improve the performance and success of cardiovascular stents and other commonly used biomedical devices in the rapidly growing field of intracardiac interventions and surgical procedures."

MIVT believes the SagaX embolic protection device will be particularly useful during invasive heart procedures such as electrophysiology, valve dilatations and valve repair through angioplasty. But the technology may also find broad preventative application during minimally invasive alternatives to open surgery. The market for AEPD is estimated to exceed $1.5 to $1.8 billion by 2009.

The SagaX AEPD employs patented stent based filter-deflector technology that can be used during Trans-Catheter Cardiology procedures, as well as during heart surgery, to minimize the risk of stroke. Cardioembolic Stroke, a grave post-procedural complication, is most frequently experienced by patients with a number of risk factors. These risk factors include: previous strokes; rhythm irregularities, such as atrial fibrillation; congenital malformations of the heart, such as patent Foramen Ovale (PFO); heart valve disease, and previous heart valve surgery. AEPD is one of the latest innovations in the field of filter-based embolic protection devices, and is the only filter developed for use in the aorta. Preliminary evaluation of prototype devices confirmed superior effectiveness of AEPD in comparison to other competitive devices in an in-vitro model.

Renowned cardiac surgeon Dr. Dov Shimon, founder of SagaX, will continue to direct the AEPD research and development program. He is also Chief Medical Officer and Director of MIVT.

Commented Dr. Shimon: "Based on the prior experience with implantable vascular mechanical filters, we feel confident that we have developed an effective solution minimizing the chronic high risk of Cardioembolic Stroke and other potential post-procedural complications frequently associated with open heart surgery and some less invasive cardiovascular procedures."

Emboli released during surgery are well tolerated by most organs, but can be very dangerous if they reach the brain. Even with large emboli, the time-span for treatment without organ damage is measured in hours, compared to only four or five minutes for the brain. The AEPD will be delivered by a guiding catheter to the upper portion of the aortic arch, where the arteries to the brain originate.

MIVT's technology portfolio will be enriched through the acquisition of related intellectual property developed by SagaX. Moreover, SagaX's R&D facilities and scientific/engineering personnel will extend and reinforce research, development and testing capabilities of MIVT. It is envisaged MIV Therapeutics' core technologies based on proprietary passive and drug eluting biocompatible coatings developed for application on cardiovascular stents and other implantable medical devices will be incorporated in the AEPD.

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Stroke and Cardioembolic Stroke
-------------------------------

Stroke represents the third leading cause of death and the number one cause of disability in the United States, with more than 700,000 Americans suffering strokes each year [i]. Almost one in three patients who suffer a stroke will be permanently disabled [ii], and one in four will die within one year. The estimated direct and indirect economic impact of stroke in 2004 in the United States was $53.6 billion [iii]. Nearly 90 percent of all strokes stem from insufficient blood supply to the delicate tissue of the brain, a condition caused by narrowing or blockage of cerebral blood vessels. Approximately one-third of all strokes are caused by Cardioembolic Stroke, a condition that reduces the blood flow to the brain. In these patients, a small clot formed in the heart or plaque that may break free from the aortic wall and travel in the blood stream, clogging smaller vessels within the brain, resulting in an ischemic stroke.

In addition to the clinical impacts, there are other relative economic and quality of life factors associated with Cardioembolic Stroke such as the device and facility costs, weighed against the total costs to the health care system of stroke treatment. Stroke and Cardioembolic Stroke are between the leading causes of inpatient Medicare expenses for long-term care.

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating has been derived from a unique biocompatible material called Hydroxyapatite (HAp) that has been shown to significantly inhibit the body's inflammatory response and the problem of restenosis associated with implanted medical devices. Hydroxyapatite is a biocompatible and bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. A Collaborative Research Agreement (CRA) between MIVT and the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the additional development of Hydroxyapatite as a drug eluting coating. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program. Please visit www.mivtherapeutics.com for more information. To read or download the MIV Therapeutics Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm.

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.


CONTACT:

MIV Therapeutics Inc.
Investors:
Dan Savino, 800-221-5108 ext.16
Fax: 604-301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Investors:
Paul Karon, 800-342-1467
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext.22
arajtar@mivi.ca

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References;

[i] American Heart Association, Heart Disease and Stroke Statistics - 2004 Update, Dallas, TX: American Heart Association. 2003:1-52.

[ii] Dion J. Journal of Vascular Interventional Radiology 2004; 15:S133-S141.

[iii] American Heart Association, Heart Disease and Stroke Statistics - 2004 Update, Dallas, TX: American Heart Association. 2003: 14, 15.

[iv] American Heart Association, Heart Disease and Stroke Statistics - 2004 Update, Dallas, TX: American Heart Association. 2003:1-52.